Isegoria

STATEMENT OF CASH FLOWS

January 1 - June 13, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-954.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	6,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,000.00**
Net cash provided by operating activities	**$5,045.66**
FINANCING ACTIVITIES	
Retained Earnings	-908.00
Net cash provided by financing activities	**$ -908.00**
NET CASH INCREASE FOR PERIOD	**$4,137.66**
Cash at beginning of period	1,131.71
CASH AT END OF PERIOD	**$5,269.37**